Filed Pursuant to Rule 433

Registration Statement No. 333-180113

March 15, 2012

PRICING TERM SHEET

KRATON POLYMERS LLC

KRATON POLYMERS CAPITAL CORPORATION

March 15, 2012

Payment of principal and interest unconditionally guaranteed by

KRATON PERFORMANCE POLYMERS, INC.

This Pricing Term Sheet is qualified in its entirety by reference to the prospectus dated March 15, 2012, included in the Issuers’ registration statement on Form S-3 (No. 333-180113) (the “Base Prospectus”) and the preliminary prospectus supplement dated March 15, 2012 (the “Preliminary Prospectus Supplement” and, together with the Base Prospectus, the “Pricing Prospectus”), including the documents incorporated by reference therein.

The information in this Pricing Term Sheet supplements the Pricing Prospectus and updates and supersedes the information in the Pricing Prospectus to the extent inconsistent with the information in the Pricing Prospectus. Defined terms used and not defined herein have the meanings ascribed to them in the Pricing Prospectus.

Issuers:	Kraton Polymers LLC and Kraton Polymers Capital Corporation

Guarantors:	Kraton Performance Polymers, Inc. Elastomers Holding LLC Kraton Polymers U.S. LLC

Principal Amount:	$100,000,000

Title of Securities:	6.75% Senior Notes due 2019 (the “Notes”). The Notes constitute a further issuance of, and are fungible and form a single series of debt securities with, the $250,000,000 aggregate principal amount of 6.75% Senior Notes due 2019 that the Issuers issued on February 11, 2011.

Final Maturity Date:	March 1, 2019

Issue price:	101.250%, plus accrued interest from March 1, 2012, the last day on which interest was paid on the existing notes, to the date of the issuance of the additional notes offered hereby.

Coupon:	6.750%

Yield to Worst:	6.450%

Yield to Maturity:	6.522%

Net Proceeds to the Issuers:	$99,500,000

Interest Payment Dates:	March 1 and September 1

Interest Record Dates:	February 15 and August 15

Optional redemption:	At any time prior to March 1, 2015, the Issuers may redeem all or a part of the Notes, at a redemption price equal to 100.0% of the principal amount of the Notes redeemed plus the Applicable Premium as of, plus accrued and unpaid interest, if any, to the date of redemption (the “Redemption Date”), subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

On and after March 1, 2015, the Issuers may redeem the Notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest, if any, to the Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on March 1, of each of the years indicated below:
	Year	Percentage
	2015	103.375%
	2016	101.688%
	2017 and thereafter	100.000%

Equity Clawback:	Before March 1, 2014, the Issuers may, at their option, on one or more occasions, redeem up to 35.0% of the aggregate principal amount of Notes issued under the Indenture at a redemption price equal to 106.750% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the Redemption Date, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds received by it from one or more Equity Offerings; provided that (a) at least 65.0% of the sum of the aggregate principal amount of Notes originally issued under the Indenture on the Issue Date, the Additional Notes and any further additional notes issued under the Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption; and (b) each such redemption occurs within 120 days of the date of closing of each such Equity Offering.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. Macquarie Capital (USA) Inc. Morgan Stanley & Co. LLC

Trade date:	March 15, 2012

Settlement:	March 20, 2012 (T+3)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.

CUSIP Number:	50077DAB0

ISIN Number:	US50077DAB01

The issuers and guarantors have filed a registration statement (including the Base Prospectus) and a Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Base Prospectus, the Preliminary Prospectus Supplement and other documents the Issuers, Kraton Performance Polymers, Inc., or the other guarantors have filed with the SEC for more complete information about the Issuers, Kraton Performance Polymers, Inc., the other guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 800-294-1322 or e-mail dg.prospectus_requests@baml.com.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.